SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2002

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from . . . . . . . . . . . . . . . . . . . to . . . . . . . . . . . . . . . . . . .

Commission file number. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

A.	Full Title of the Plan and the address of the Plan:

GENERAL CABLE RETIREMENT AND SAVINGS PLAN
FOR SALARIED ASSOCIATES

4 Tesseneer Drive
Highland Heights, Kentucky 41076

2.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

GENERAL CABLE CORPORATION

4 Tesseneer Drive
Highland Heights, Kentucky 41076

INDEPENDENT AUDITORS’ REPORT
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
SUPPLEMENTAL SCHEDULE OF ASSETS
SIGNATURES
EX-23 INDEPENDENT AUDITORS' CONSENT
EX-99.1 CERTIFICATION

INDEX TO FINANCIAL STATEMENTS AND EXHIBITS

Index

Report of Deloitte & Touche LLP, Independent Auditors

Statements of Net Assets Available for Benefits at December 31, 2002 and 2001

Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2002 and 2001

Notes to Financial Statements

Supplemental Schedule

Signature

Exhibit 23 – Consent of Deloitte & Touche LLP, Independent Auditors

Exhibit 99.1 – Certification of Chief Financial Officer of the Company and Member of Savings Plan Administrative Committee Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

INDEPENDENT AUDITORS’ REPORT

General Cable Retirement and Savings Plan for Salaried Associates:

We have audited the accompanying statements of net assets available for benefits of the General Cable Retirement and Savings Plan for Salaried Associates (“the Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP
Cincinnati, Ohio

June 17, 2003

GENERAL CABLE RETIREMENT AND SAVINGS PLAN
FOR SALARIED ASSOCIATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001

ASSETS:

Investments:

General Cable Corporation common stock	$2,815,646	$2,269,745

Mutual funds	55,974,894	80,872,274

Common/Collective Trust Funds	26,670,577	25,513,361

Loans to participants	2,242,929	2,752,178

Total investments	87,704,046	111,407,558

CONTRIBUTIONS RECEIVABLE		298,460

NET ASSETS AVAILABLE FOR BENEFITS	$87,704,046	$111,706,018

See notes to financial statements.

GENERAL CABLE RETIREMENT AND SAVINGS PLAN
FOR SALARIED ASSOCIATES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001

INCREASES:

Contributions:

Employee	$4,521,444	$5,193,664

Employer	3,197,495	3,709,134

Rollovers	287,587	321,888

Total contributions	8,006,526	9,224,686

DECREASES:

Distributions to participants	16,861,179	16,120,136

Other disbursements	11,240	11,043

Investment loss:

Interest and dividend income	(2,569,805)	(3,008,360)

Net depreciation in fair value of investments	17,360,596	13,187,765

Total investment loss	14,790,791	10,179,405

Total decreases	(31,663,210)	(26,310,584)

Transfer from/(to) other plan	(345,288)	60,589

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(24,001,972)	(17,025,309)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	111,706,018	128,731,327

End of year	$87,704,046	$111,706,018

See notes to financial statements.

GENERAL CABLE RETIREMENT AND SAVINGS PLAN
FOR SALARIED ASSOCIATES
NOTES TO FINANCIAL STATEMENTS

1.	PLAN DESCRIPTION

The following description of the General Cable Retirement and Savings Plan for Salaried Associates (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan of General Cable Corporation (the “Company”) consisting primarily of the following components: the Employer Discretionary Retirement Account that accumulates the participant’s share of the trust funds attributable to the Company’s discretionary contributions allocated to participants based on compensation; the Employee Before-Tax Contribution Account that accumulates the participant’s share of the trust funds attributable to before-tax participant contributions; and the Employer Discretionary Matching Account that accumulates the participant’s share of the trust funds attributable to Company matching contributions.

The 2001 transfer from other Plan represents net transfers of participant account balances into the Plan from the General Cable Savings Plan for Hourly Associates. The 2002 transfer represents net transfers of participant account balances from the Plan to the General Cable Savings Plan for Hourly Associates.

The purpose of the Plan is to provide eligible employees with an opportunity to save on a regular basis and thereby accumulate capital for their retirement years. The Plan is intended to comply with the provisions of Sections 401(a) and 401(k) of the Internal Revenue Code, and the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation—Generally, salaried employees of the Company or an affiliated company are eligible to participate in the Plan upon the thirty-first day of employment. Participation in the Plan is voluntary as to the Employee Before-Tax Contribution Account and the Employer Discretionary Matching Account and automatic after one year of employment as to the Employer Discretionary Retirement Account. Separate participant accounts are maintained and participants can choose from several investment funds.

The Plan also has a Loan Fund from which loans to participants are permitted at an interest rate equal to the prime rate plus 1%. The amount borrowed may not be less than $500 or exceed, as of the date of the loan, the lesser of one half the participant’s vested amount in the Plan or $50,000 reduced by the excess of the highest outstanding balance of loans during the one-year period ending on the day before the date on which the loan was made over the outstanding balance of loans from the Plan.

The interest rate on loans outstanding at December 31, 2002 ranges from 5.25% to 11.5% and the loans mature through July, 2012.

2.	SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

•	Investments are generally valued on the basis of the quoted market value.

•	Security transactions are recorded on the trade date.

•	Income from investments is recognized when earned.

Basis of Presentation—The accompanying financial statements have been prepared on the accrual basis of accounting.

Administrative Expenses—Trustee fees are paid by the Plan. Other administrative expenses are paid by the Company.

Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases or decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

The Plan invests in various securities including mutual funds, common/collective trust funds, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

3.	PARTICIPANTS’ ACCOUNTS AND BENEFITS

Contributions—The Company may elect to make discretionary contributions to Plan participants who have reached one year of service. The discretionary contribution, which totaled $2,277,861 and $2,021,365 for the years ended December 31, 2002 and 2001, respectively, is determined at the discretion of the Board of Directors. The discretionary contribution is allocated to participants based on the participant’s total compensation (wages, salaries and other amounts paid for personal services actually rendered, any amounts paid in lieu of unused vacation days, and short-term disability payments).

Employees who are eligible to participate in the Plan may make a before-tax contribution from between 1% and 50% of their compensation subject to an overall limitation in 2002 and 1% and 15% of their compensation subject to an overall limitation in 2001. The Company may match 50% of each participant’s first 6% of before-tax contributions. The Company’s matching contribution is at the discretion of the Board of Directors. Company matching contributions totaled $919,634 and $1,687,769 for the years ended December 31, 2002 and 2001, respectively. The increase or decrease in the net assets of the Plan is allocated on the basis of participant account balances in each of the funds.

Rollovers—A participant may at any time make a rollover contribution to the Plan if satisfactory evidence that the amount qualifies as a “Rollover Contribution” as defined in the Internal Revenue Code is provided and the rollover does not impose a substantial administrative burden on the Plan.

Vesting—Participants shall be fully vested in their Employee Before-Tax Contribution Accounts as well as the Employee After-Tax Contribution Accounts, which were established prior to July 1, 2000.

The Employer’s Discretionary Retirement Accounts are vested based upon completed years of service (as defined by the Plan) for participants who were hired on or after July 1, 2000:

Completed Years of Service	Vested Percentage

Less than 3	0%

3 but less than 4	20%

4 but less than 5	40%

5 but less than 6	60%

6 but less than 7	80%

7 or more	100%

Attainment of age 55 with 5 years of service, death or disability	100%

The Employer’s Discretionary Matching Accounts are vested based upon completed years of service (as defined by the Plan) for participants who were hired on or after July 1, 2000:

Completed Years of Service	Vested Percentage

Less than 1	0%

1 but less than 2	25%

2 but less than 3	50%

3 but less than 4	75%

4 or more	100%

Attainment of age 65 or age 55 with 5 years of service, death or disability	100%

Participants hired prior to July 1, 2000 should see the Plan document for their vesting schedule.

Benefit Payments—Upon retirement or other termination of employment, a participant’s vested account balance less any amount necessary to repay participant loans may be distributed to the participant, or in the case of death, to a designated beneficiary, in a lump-sum distribution. Prior to April 1, 2002, certain participants in the former BICC General Cable Industries, Inc. 401(k) Savings Plan could request that, in lieu of single-sum distributions, their vested account balance be paid in installments over a fixed period. The distribution is made as soon as practicable following the participant’s termination of employment.

Withdrawals—The portion of a participant’s account attributable to participant before-tax contributions may be withdrawn at any time without penalty once the participant has attained the age 59-1/2. The full value of any rollover contributions may be transferred to another Internal Revenue Code (IRC) Qualified Plan before age 59 1/2 without penalty or can be paid to the participant prior to age 59 1/2 subject to applicable excise taxes. Participant after-tax contributions may be withdrawn. Certain other account balances may be withdrawn prior to termination of employment if the participant qualifies for financial hardship, as defined by the Plan. Withdrawals are limited to two times per year.

Net assets available for benefits at December 31, 2002 and 2001, respectively, include $26,377,845 and $9,083,666 of vested account balances attributable to terminated participants.

Forfeitures—Upon a participant’s termination from the Company, Company contributions which are not vested are used to reduce future Company contributions to the Plan.

4.	INVESTMENTS

Thirteen investment options with varying degrees of risk and General Cable Corporation common stock are offered to Plan participants. The following table presents investments that represent five percent or more of the Plan’s net assets.

	December 31,	December 31,
	2002	2001

Mutual Funds:

MFS Fixed Fund—Class I*	$26,670,577	$25,513,361

Vanguard Institutional Index Fund	6,074,108	9,879,972

MFS Massachusetts Investors Trust Fund—Class I*	7,671,706	11,906,538

PIMCO Total Return Fund—Class A	5,637,492

MFS Emerging Growth Fund—Class I*	5,968,201	11,325,792

MFS Value Fund—Class I*	10,921,756	15,135,995

Franklin Small Mid Cap Growth Fund—Class A	6,577,485	11,837,273

MFS Strategic Income Fund—Class I*	4,502,447

               •     Indicates a party-in-interest investment.

For the years ended December 31, 2002 and 2001, Plan investments (including investments bought, sold and held during the period) appreciated/(depreciated) in value as follows:

	2002	2001

Mutual Funds	$(15,951,183)	$(15,950,772)

General Cable Corporation common stock	(1,409,413)	2,763,007

Total depreciation	$(17,360,596)	$(13,187,765)

5.	PLAN TERMINATION

The Company expects to continue the Plan indefinitely, but reserves the right to terminate it by duly adopted written resolution of the Board of Directors of the Company. In the event of termination, the assets of the Plan credited to each participant’s account become fully vested and non-forfeitable, and the plan assets will be allocated to provide benefits to participants as set forth in the Plan, or as otherwise required by law.

6.	TAX STATUS

The Plan obtained its latest determination letter on October 16, 2002, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since the date of the determination letter to be in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001. However, the Plan sponsor believes the Plan is designed and being administered in accordance with the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

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GENERAL CABLE RETIREMENT AND SAVINGS PLAN
FOR SALARIED ASSOCIATES

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(SCHEDULE H, PART IV, LINE 4i OF FORM 5500)
DECEMBER 31, 2002

Identity of Issue/	Fair
Description of Investment	Value

Common/Collective Trust Funds— MFS Fixed Fund—Class I*	$26,670,577

Mutual Funds:

PIMCO Total Return Fund—Class A	5,637,492

MFS Emerging Growth Fund—Class I*	5,968,201

MFS Massachusetts Investors Trust Fund—Class I*	7,671,706

MFS Massachusetts Investors Growth Stock Fund—Class I*	3,471,538

MFS Strategic Income Fund—Class I*	4,502,447

MFS Value Fund—Class I*	10,921,756

American EuroPacific Growth Fund—Class A	3,668,195

Franklin Small Mid Cap Growth Fund—Class A	6,577,485

Vanguard Institutional Index Fund	6,074,108

MFS Research International Fund*	372,020

MFS Mid Cap Growth Fund*	233,660

MFS Money Market Fund*	123,147

MFS Capital Opportunities Fund—Class I*	753,139

55,974,894

Common Stock—

General Cable Corporation	2,815,646

Loans to Participants—

Loans maturities through July 2012 bearing interest rates ranging from 5.25% to 11.5%	2,242,929

Total Investments	$87,704,046

•     Indicates a party-in-interest investment.

SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL CABLE RETIREMENT AND SAVINGS PLAN FOR SALARIED ASSOCIATES

Date: June 27, 2003	By: /s/ Robert J. Siverd Name: Robert J. Siverd Title: Member, Savings Plan Administrative Committee